July 15, 2022

Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549	VIA EDGAR

Attn: Division of Investment Management, Christina Fettig

Re:      Timothy Plan., File Nos. 811-08228 and 033-73248, Sarbanes-Oxley Review of Financial statements and Related items.

Dear Ms. Fettig:

On behalf of the Timothy Plan (the “Trust”), we are filing this letter to respond to comments provided by yourself to the Trust on January 19, 2022 as a result of your review of the Trust’s September 30, 2021 and December 31, 2020 financial statements, and related matters.

1.

You noted that many of the Timothy Plan Traditional Funds invest in other affiliated Funds in the Trust. You further noted that the Funds that are investing in affiliated Trust Funds are purchasing Class A shares, sales loads waived. You asked the Trust to explain why the Funds are purchasing Class A shares instead of less expensive Class I shares, and to respond to the following items related thereto:

RESPONSE:

a.	Please confirm the fund of funds do not pay sales loads when investing in the underlying fund Class A shares.

The Funds of Funds were initially offered in 2000. From the date of inception, they have purchased load-waived Class A shares of the Timothy Plan Underlying Funds.

b.	Please confirm the fund of funds do not charge 12b-1 fees as it appears that these funds may charge 12b-1 fees for their Class C shares.

Since their inception in 2000, the Funds of Funds have offered Class A shares and Class C shares. The Funds of Funds operate under the same 12b-1 Plans as the Underlying Funds. The Funds of Funds are allowed to charge a 12b-1 fee of not greater than 0.25% for Class A shares, and not more than 1.00% for Class C shares. Since inception, the Funds of Funds have waived all the 12b-1 fee for Class A shares and 0.25% of the 12b-1 fee for Class C shares, because the Underlying Funds charged a 12b-1 fee of 0.25% for the Class A shares purchased by the Funds of Funds.

c.

Do the fund of funds use broker/dealers or platforms to invest in the underlying affiliated funds? If not, please explain why it is appropriate to use money generated by the fund of fund investments to pay trail commissions to support the offering of the underlying funds to retail investors on platforms.

The Funds of Funds do not utilize broker/dealers of platforms to invest in the Underlying Funds. This results in a material cost savings to the Funds of Funds shareholders.

The Funds of Funds were created in 2000. At that time, all Funds in the Trust offered Class A shares and Class C shares. The Trust, then and through today, operated under the mandate that no Fund charge aggregate 12b-1 fees in excess of 0.25% for Class A shares and 1.00% for Class C shares. Since the cheapest shares of Underlying funds in 2000 were Class A shares (load waived), the Funds of Funds were constructed in such a way that aggregate 12b-1 fees for Class A and Class C shares did not exceed those limits. In order to achieve that, the Trust waived all 12b-1 fees for Class A shares of the Funds of Funds and waived 0.25% of the allowable 12b-1 fee in Class C. Accordingly, by investing in Class A shares of the Underlying funds (load-waived), the maximum aggregate 12b-1 fees for Class A and Class C shares of the Funds of Funds, as established by the Trust, would not be violated.

In 2013, thirteen years after the Funds of Funds commenced operations, the Trust introduced Institutional Shares, and all the Underlying Funds began offering Institutional shares. Institutional shares do not charge any 12b-1 fees. Institutional shares are restricted as to eligibility. Importantly, the Funds of Funds do not offer Institutional Class shares.

With respect to why it is appropriate to use money generated by the fund of fund investments to pay trail commissions to support the offering of the underlying funds to retail investors on platforms, that is a simple answer- shareholders of the Funds of Funds pay ongoing 12b-1 fees of 0.25% for their Class A share purchases, just like every other Class A shareholder of every fund in the Timothy Plan, and Class C shareholders pay total 12b-1 fees of 1.00%, just like every other Class C shareholder of every other fund in the Timothy Plan.

Further, for the last two + years, the Funds of Funds have been able to invest in Timothy Plan ETFs. As of the date of this writing, the Funds of Funds hold about half their assets in Underlying ETFs. The Timothy Plan ETFs do not charge 12b-1 fees. As a result, the effective 12b-1 fee rate paid by Funds of Funds Class A shareholders is around 0.13%. The effective rate paid by Funds of Funds Class C shareholders is around 0.80%.

With the above in mind, it becomes obvious that, under these specific facts, it is entirely appropriate for the Funds of Funds to continue buying Class A shares (load waived) of the Underlying Funds.

d.

Please confirm that investing in the Institutional share class of the underlying funds is cheaper than investing in A shares and provide an analysis explaining the basis of the affiliated fund of funds investing in Class A shares rather than Institutional shares. Please explain how the fund of funds’ board determined that investing in Class A rather than Institutional shares of the underlying funds was in the best interest of fund of fund shareholders.

For a private investor, who qualifies for investing in Institutional shares of the Underlying Funds, Institutional shares of those funds are cheaper than Class A shares.

However, a private investor may not buy Institutional Class shares of the Funds of Funds, because those Funds do not offer that share Class. The Funds of Funds offer only Class A shares and Class C shares. Importantly, every Class A share of every fund in the Timothy Plan imposes an aggregate total 12b-1 fee of 0.25%. Likewise, every Class C share of every fund in the Timothy Plan imposes an aggregate total 12b-1 fee of 1.00%.

As stated above, Institutional Shares, which did not come into existence until August 2013, thirteen years subsequent to the development of the Funds of Funds, are available exclusively to institutions and through investment advisors, and are not offered in a Fund of Funds format, because we anticipate that investment advisors actively manage their clients’ portfolios, and a fund of funds is therefore counter-intuitive for RIA managed accounts.

It is important to note that at the time the funds of funds were created, great care was taken to provide shareholders with a product that offered actively managed diversification. As detailed above, the Funds of Funds were constructed to ensure that Class A and Class C shares were effectively identical to Class A and Class C shares of every other Timothy Plan Fund. 12b-1 fees are not Fund expenses. They are shareholder expenses. If a shareholder went into the market and bought Class A shares of one or all of the underlying Funds, that shareholder would pay 0.25% per year on every dollar invested in every Fund. If that same shareholder decided to buy Class A shares of a Fund of Funds, the Fund of Funds would buy Class A shares of the Underlying Funds on his/her behalf, and the shareholder still pays 0.25% annually in 12b-1 fees on every dollar invested, exactly like the direct investor. The same is true for Class C investors.

If the Trust had built the Funds of Funds after 2013, it would have fully implemented Class A shares that charged 0.25% (instead of 0.00%) and Class C shares that charged 12b-1 fees of 1.00% (instead of 0.75%). Then the Funds of Funds could purchase Institutional Class shares of the Underlying Funds. However, the Funds of Funds were built almost 14 years earlier, and for the reasons discussed above and below, transitioning to Institutional shares would actually harm shareholders.

The Funds of Funds have the right to discontinue waiving 12b-1 fees and fully implement direct 12b-1 fees on both Class A and Class C shares. If the Funds of Funds were to stop those waivers and begin charging full 12b-1 fees directly, the Funds of Funds would then be able to invest in Institutional shares. However, were the Funds of Funds to begin charging 12b-1 fees directly, the Funds of Fund shareholders would pay 0.25% on Class A shares and 1.00% on Class C shares on every dollar invested on those Funds, even though roughly half of each Fund is invested in Funds that do not charge 12b-1 fees. The Adviser is currently making up the difference in fees on the platforms. Were the Board to alter the Funds of Funds structure, those shareholders would incur increased effective expenses and the Adviser would receive a windfall.

This puts the Board in an awkward position. It can bow to form over function, fully implement 12b-1 fees at the Funds of Funds level, and purchase Institutional shares of the Underlying Funds, or it can leave things as they are. Altering the Funds of Funds satisfies the form over function element, but it disadvantages Fund of Funds shareholders and enhances the Adviser’s balance sheet. Even though the Adviser would be thrilled, shareholders would not be so happy, and the Board’s job is to protect shareholders.

2.	You noted that on page 6 of the September 30, 2021 Annual Report, the Management Discussion of Fund Performance (“MDFP”) for the Large/Mid Cap Growth Fund

references gross return. In future filings, please ensure that the MDFP discloses net returns.

You further noted that on page 15 on the September 30, 2021 Annual Report, the Management Discussion of Fund Performance (“MDFP”) for the Defensive Strategies Fund references a return of 14.34%. Staff could not reconcile that number with other disclosures in the report. Please explain the discrepancy.

RESPONSE: Going forward, the Trust will ensure that all MDFP documents will disclose net returns. Further, the noted discrepancy in returns for the Defensive Strategies Fund was a typographical error. Going forward, the Trust will take greater care in reviewing its disclosures to ensure these types of errors do not recur.

3.

You noted that on page 5 of the December 31, 2020 Annual Report, the disclosed index for the Timothy Plan International ETF incudes the word “net”. However, on page 15 of the report, the word “net” is not included in the disclosure. Please explain the discrepancy.

RESPONSE: The correct name of the Index relating to the International ETF is the MSCI EAFE Index. The inclusion of the word “net” was an inadvertent error. It will be corrected in future filings.

4.

You noted that the MDFP letters for the Conservative Growth Fund, Conservative Growth Variable Fund, Strategic Growth Fund and the Strategic Growth Variable Fund did not include discussion reflecting the strategies and techniques that impacted the relevant Fund’s performance, as required under Item 27(b)(7) of Form N-1A. Further, the discussion related to the equity portion of the Growth & Income Fund also did not include discussion reflecting the strategies and techniques that impacted the relevant Fund’s performance, as required under Item 27(b)(7) of Form N-1A.

RESPONSE: Registrant will ensure that future MD&A Letters are fully compliant with Item 27(b)(7) of Form N-1A.

5.	You noted that the performance graphs and table for the ETF’s in the December 31, 2020 Annual Report did not include disclosures required under Item 27(b)(7)(2)(B).

RESPONSE: Appropriate disclosure will be added, as necessary, in all future filings.

6.

You noted that the table showing the growth of $10,000 for the ETF’s in the December 31, 2020 Annual Report references Class A Shares. Since the ETF’s do not offer Class A shares, the disclosure should be corrected in future filings.

RESPONSE: The disclosure will be corrected in future filings.

7.

You noted that the December 31, 2020 Annual Report for the Large/Mid Cap ETF appears to include a change to the Fund’s benchmark. Please explain and in future filings comply with the disclosure requirements for benchmark changes as required under Item 27(b)(2), Instruction 7.

RESPONSE: The benchmark relating to the Large/Mid Cap ETF did not change. The Index owner changed the name of the index.

8.	You noted that in the September 30, 2021 Annual Report, the Defensive Strategies Fund and the Growth & Income Fund disclose blended indices as their benchmarks. Please explain how these blended indices comply with the requirement of a broad-based Index, as required by Item 27(b)(7) of Form N-1A. You further noted that with respect to the Defensive Strategies Fund, the blended index discussions o pages 15 and 31 are not consistent.

RESPONSE: In future filings, the Trust will ensure that all such disclosures comply with the requirements of Item 27(b)(7) of Form N-1A.

9.

You noted that on the December 31, 2020 Annual Report, the performance tables for each ETF compare each Fund’s performance to the Index that each Fund tracks. Form N-1A requires that Funds, including ETF’s, compare their performance against a recognized broad-based index. Please include appropriate broad based indices in future filings.

RESPONSE: The Trust will include appropriate broad based indices in future filings.

10.

You noted that in the December 31, 2020 Annual Report and September 30, 2021 Annual Report, none of the Funds disclose a graphical representation of the Funds’ portfolio holdings, as required under Item 27(d)(2) of Form N-1A. You have asked the Trust to ensure that future filings include the required disclosures.

RESPONSE: The Trust will ensure that future filings include the required disclosures.

11.

You noted that in the December 31, 2020 Annual Report and September 30, 2021 Annual Report, the following Funds did not include certain required disclosures in their Schedules of Investments as required by Regulation S-X, Article 12-12, Footnote 2, including type of investment, related industry, and country or geographical location;

Conservative Growth Variable Series

Conservative Growth Fund

Strategic Growth Variable Series

Strategic Growth Fund

Large/Mid Cap Growth Fund

Growth & Income Fund

Fixed Income Fund

High Yield Fund

You have asked the Trust to ensure that future filings include the required disclosures.

RESPONSE:    The Trust will ensure that future filings include the required disclosures.

12.

You noted that each of the ETF’s pays a unitary fee to the Adviser. You asked that the Trust confirm in correspondence that the Adviser is current on all obligations owing to other Fund service providers.

RESPONSE: The Trust and Adviser confirm that the Adviser is current on all obligations owing to other Fund service providers.

13.

You noted that in the Financial Highlights Tables for the Variable Funds, there should be a disclosure stating that the returns do not include any fees or expenses imposed by the contract provider. Please include such disclosure in future filings.

RESPONSE: The Trust will ensure that a disclosure stating that the returns do not include any fees or expenses imposed by the contract provider.

14.

You noted that Note 1 of the December 31, 2020 Annual Report for the Variable Series includes a secondary principal investment objective not mentioned in the prospectus. In future filings, please reconcile this discrepancy.

RESPONSE: We will reconcile the discrepancy in future filings.

15.

You noted that in the September 30, 2021 Annual Report, the Related Party Transactions Note did not disclose that the Adviser pays the fees of the sub-advisers. You asked that future filings include that disclosure, along with the fee rates paid to each sub-adviser.

RESPONSE: The Trust will ensure that disclosure noting that the Adviser pays the fees of the sub-advisers, along with the fee rates, will be included in future filings.

16.

You noted that in the September 30, 2021 Annual Report, page 106 of the report, relating to the International Fund, the investment objective references ADR’s, but ADR’s are not referenced in the prospectus. You further noted that on August 6, 2021, a prospectus supplement was filed for the Strategic and Conservative Growth Funds. The information in the supplement is inconsistent with the information disclosed in the Annual Report. Lastly, page 107 of the Annual Report does not include ETF’s as permissible investments. You asked the Trust to address these inconsistencies in future filings.

RESPONSE: The Trust will address the inconsistencies noted in your comment in future filings. However, please note that in Section 2 of the Prospectus, entitled Additional Fund Information, Equity of Foreign companies is defined to include ADRs.

17.

You noted that Annual Reports for September 30, 2021 and December 30, 2020 did not include the entirety of the narrative disclosures required under Item 27(d)(1) and Instructions 1(e)(1) of Form N-1A. Please ensure that future filings include all the required disclosures.

RESPONSE: The Trust will ensure that future filings will include the entirety of the narrative disclosures required under Item 27(d)(1) and Instructions 1(e)(1) of Form N-1A.

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18.

You noted that the Annual Report Note discussing renewals of the investment advisory agreements did not fully comply with the requirements of Item 27(d)(6)(i) of Form N-1A. You requested that future filings discussing the investment advisory agreement renewal include sufficient specificity to comply with the above-referenced Item.

RESPONSE: The Trust will ensure that the Notes discussing renewals of the investment advisory agreements will fully comply with the requirements of Item 27(d)(6)(i) of Form N-1A.

19.	You requested that in future Annual Report filings, the table discussing Trustees and Officers include the disclosure that additional information concerning the trustees is available in the SAI.

RESPONSE: The Trust will ensure that in future Annual Report filings, the table discussing Trustees and Officers will include the disclosure that additional information concerning the trustees is available in the SAI, in accordance with Item 27(b)(6) of Form N1-A.

20.	You noted that the Trust that on Item 4(e)(2) of Form N-CSR, the Trust disclosed 100%. You noted that the Trust should have disclosed 0%. You asked that future filings contain the correct disclosure.

RESPONSE: In future filings, the Trust will include the following disclosures;

“For the fiscal year ended _________, 100% of all fees set forth in paragraphs (b) through (d) were approved in advance by the Audit Committee.”

21.

You noted that the September 30, 2021 Annual Report and the December 31, 2020 Annual Report for the Variable Series disclosed the date 11/19/ 2010 in Item 11(a) of Form NCSR. The dates should be within 90 days of the filing of the report. You asked that the Trust confirm via correspondence that the dates are correct for all prior years.

RESPONSE: We noted that multiple reports over a period of years contained the same typographical error. The Trust will make every effort to ensure that future reports include correct dates that are within 90 days. Even though the dates noted in the reports were in error, the Trust confirms that compliance with the requirements of the rule was fulfilled.

22.

You noted that the September 30, 2021 Annual Report and the December 31, 2020 Annual Reports each contain outdated language in response to Item 11(b) of Form N-CSR. You asked that the Trust to confirm via correspondence that the Funds were in compliance with this requirement for all years. You further noted that outdated certifications, as required by Item 4(d) under Item 13(a)(2) were included.

RESPONSE: The Trust confirms that the Funds were in compliance with the requirements of Section 11(b) of Form N-CSR. The Trust will file amendments to each Report updating 11(a), 11(b) and the required certifications.

23.	You asked that the Trust confirm that all Series and Share Class names for the Variable Series are updated and accurate across all filings, and the SEC web site.

RESPONSE: The Trust confirms that all Series and Share Class names for the Variable Series are updated and accurate across all filings, and the SEC web site.

24.

You noted that Item B(10) of Form N-CEN for the September 30, 2021 Funds was checked “No”. It appears that a proxy was filed during the period covered. You asked that the Trust confirm that disclosures in compliance with Rule 30(e)(1)(B) will be made.

RESPONSE: The Trust confirms that disclosures in compliance with Rule 30(e)(1)(B) will be made in future filings, including the vote taken during the period in question.

25.	You noted that Item C(3)(B) of Form N-CEN for the 12/31 ETF’s was not checked. You asked the Trust to explain why the Item was not checked.

RESPONSE: The failure was an inadvertent oversight. It will be corrected in future filings.

26.	You asked that the Trust explain why Brinks was not included as a sub-custodian on Item C(12) of Form N-CEN Report for the September 30 Funds.

RESPONSE: The omission of Brinks as a sub-custodian was an inadvertent oversight. It will be corrected in future filings.

27.

On pages 113 and 114 of the September 30, 2021 Annual Report, Timothy Partners, Ltd is disclosed as a shareholder servicing agent. You asked that the Trust explain why Timothy Partners, Ltd was not included as a shareholder servicing agent on Item C(13) of Form N-CEN Report for the September 30 Funds.

RESPONSE: The omission was an inadvertent oversight. Future filings will include the required disclosures.

28.

You noted that in the current prospectus for the Large/Mid Cap Growth Fund, the Small Cap Value Fund, and the Large/Mid Cap Value Funds, there is no disclosure in the Prospectus relating to investments in other affiliated Funds. You further noted that with respect to the Fixed Income Fund, there was no disclosure in the prospectus relating to mortgage backed securities investing. You asked that the Trust add appropriate disclosures.

RESPONSE: In future filings, the Trust will ensure that the disclosures noted in your comment are properly included.

29.

You noted that a prospectus supplement was filed on April 17, 2020 changing the name of the Large/Mid Cap Core ETF. You asked that the Trust confirm via correspondence whether any principal strategies or risks change as a result of the name change.

RESPONSE: The Trust confirms that the name change was to provide a more accurate descriptive name, and that the principal strategies and risks of the subject fund did not change.

30.	You noted that the current prospectus for the Large/Mid Cap Core ETF contains an incorrect reference to the tracking Index. You asked that the reference be corrected.

RESPONSE: In future filings, the Trust will correct the Index reference noted in your comment.

31.	You noted that a prospectus supplement dated August 6, 2021 contains incorrect references to the Timothy Plan ETF’s. You asked that the prospectus be corrected to reflect the proper names

RESPONSE: In future filings, the Trust will ensure that all fund names are properly disclosed.

On behalf of the Trust, Arthur Ally, President of the Trust, acknowledges the comments provided herein and responded to by the Trust does not foreclose the Commission from taking any action with respect to any filing. The Trust thereby further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of disclosure in any filing. Moreover, the Trust will not assert the affirmative action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DRAKE COMPLIANCE, LLC

/s/ David D. Jones, Esq.

DAVID D. JONES, ESQ.